UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 27, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Disposition

Controlled Subsidiary Investment – 215 Chester, LLC

On September 14, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 215 Chester, LLC (the “RSE Urban Realty 215 Chester Controlled Subsidiary”), for an initial purchase price of $1,353,750, which was the initial stated value of our equity interest in the RSE Urban Realty 215 Chester Controlled Subsidiary (the “RSE Urban Realty 215 Chester Controlled Subsidiary Investment”). The RSE Urban Realty 215 Chester Controlled Subsidiary used the proceeds of the RSE Urban Realty 215 Chester Controlled Subsidiary Investment to close on the acquisition of a multi-tenant industrial flex building containing 24,139 square feet of net rentable area on a 0.999-acre site in Atlanta, GA (the “215 Chester Ave Property”). The 1-U filing for our initial acquisition of an equity interest in the RSE Urban Realty 215 Chester Controlled Subsidiary can be found here.

We increased the balance of the RSE Urban Realty 215 Chester Controlled Subsidiary Investment over time to $1,473,535 as we funded our pro rata share of renovation costs. On October 21, 2021, the RSE Urban Realty 215 Chester Controlled Subsidiary sold the 215 Chester Ave Property for a sales price of approximately $5,713,000. Proceeds from the sale totaled approximately $3,013,000, net of repayment of approximately $2,464,000 of outstanding principal and interest on the senior loan and approximately $236,000 of closing costs, fees, taxes and rent proration. On October 27, 2021, pursuant to the agreements governing the RSE Urban Realty 215 Chester Controlled Subsidiary Investment, we received a corresponding cash flow distribution of approximately $2,065,000 from the RSE Urban Realty 215 Chester Controlled Subsidiary, yielding an internal rate of return of approximately 16.0%.

This completes the sale of the 215 Chester Ave Property and, hence, the liquidation, with the exception of the hold backs for invoices received post-closing, of the RSE Urban Realty 215 Chester Controlled Subsidiary. The post-closing proceeds will include approximately $20,000 of escrows on deposit and cash on hand, which was withheld by the RSE Urban Realty 215 Chester Controlled Subsidiary for any property-level expenses invoiced after closing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: November 2, 2021